TD AMERITRADE, INC.

(SEC. I.D. NO. 8-23395)

Statement of Financial Condition as of December 31, 2021
and Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

FACING PAGE

SEC FILE NUMBER
8-23395

Information Required Pursuant to Rules 17a-5, 17a-12 and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____10/01/20_____ AND ENDING _____12/31/21_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TD Ameritrade, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. 108th Avenue

(No. and Street)

Omaha	Nebraska	68154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregg J. Fuesel	(402) 970-7014	gregg.fuesel@schwab.com
(Name)	(Area Code - Telephone Number)	(email address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

1601 Wewatta Street	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration No., if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the reports of an
independent public accountant must be supported by a statement of facts and circumstances relied on as
the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Deloitte & Touche LLP
1601 Wewatta Street
Suite 400
Denver, CO 80202-6479
USA

Tel:+1 303 292 5400
Fax:+1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of TD Ameritrade, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Ameritrade, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte : Touche LLP

February 25, 2022
We have served as the Company's auditor since 2021.

TD AMERITRADE, INC.

Statement of Financial Condition

(In Millions, Except Share Amounts)

Assets		December 31, 2021
Cash and cash equivalents	$	766
Goodwill		9,388
Acquired intangible assets — net		8,149
Other assets		417
Total assets	$	18,720
Liabilities and Stockholder's Equity		
Deferred income taxes — net	$	1,775
Accrued expenses and other liabilities		361
Total liabilities		2,136
Stockholder's equity:		
Common stock — 200 shares authorized, issued and outstanding; no par value		—
Additional paid-in-capital		16,187
Retained earnings		397
Total stockholder's equity		16,584
Total liabilities and stockholder's equity	$	18,720

See Notes to Statement of Financial Condition..

(Tabular Amounts in Millions)

1. Organization and Nature of Business

TD Ameritrade, Inc. ("we", "our", or "the Company") is an indirect wholly-owned subsidiary of The Charles Schwab Corporation (CSC) through the Company's immediate parent, TD Ameritrade Online Holdings Corp. (TDAOH), and its parent, TD Ameritrade Holding Corporation (TDA Holding). On October 6, 2020, pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), TDA Holding and its wholly-owned subsidiaries were acquired by CSC (the "Merger"). For additional information regarding the Merger, see Note 3.

The Company is an introducing securities broker-dealer and investment advisor with approximately 40 domestic branch offices in 19 states and serves clients in Hong Kong and Singapore through other subsidiaries of TDAOH. The Company clears its client securities transactions on a fully-disclosed basis through TD Ameritrade Clearing, Inc. (TDAC), a wholly-owned subsidiary of TDAOH. The Company also provides clients the ability to conduct futures and forex trading through Charles Schwab Futures and Forex LLC, an indirect wholly-owned subsidiary of TDA Holding. At December 31, 2021, approximately 14% of the Company's total client accounts were located in California.

TD Ameritrade, Inc. is a registered broker-dealer with the United States (U.S.) Securities and Exchange Commission (SEC), the fifty states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, and is registered as an investment advisor with the SEC. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations and the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is required to comply with all applicable rules and regulations of the SEC and FINRA.

After the Merger, the Company requested and received approval from FINRA to change the fiscal year end date of its audited annual financial statement from September 30th to December 31st pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934. We then provided notification to the SEC as required under SEA Rule 17a-5(n)(2) of the change in fiscal year. This audited financial statement contained herein is as of December 31, 2021. See Note 3 for additional information.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S. which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Certain estimates relate to income taxes, legal and regulatory reserves, and fair values of assets acquired and liabilities assumed, as well as goodwill recognized, in business combinations. Actual results may differ from these estimates.

Unsatisfied performance obligations

We do not have any unsatisfied performance obligations under Accounting Standards Codification (ASC) 606 *Revenue From Contracts With Customers* (ASC 606).

Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition to be cash and cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Goodwill

Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount of a reporting unit exceeds its estimated fair value, resulting in an impairment charge for this excess, with the maximum charge limited to the carrying value of goodwill allocated to that reporting unit. Our annual impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment considers macroeconomic and other

industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and Company specific factors such as market capitalization in excess of net assets, trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair value of the Company's reporting unit (defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compares it to its carrying value. The estimated fair value of the reporting unit is established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of the reporting unit, as well as a market approach which compares the reporting unit to comparable companies in its industry.

Goodwill was reset subsequent to the Merger as a result of accounting for the Merger under the acquisition-method of accounting and the related pushdown accounting adjustments. See Note 3.

Intangible assets

Finite-lived intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit. All intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Intangible assets were reset subsequent to the Merger as a result of accounting for the Merger under the acquisition-method of accounting and the related pushdown accounting adjustments. The fair value of the client relationships intangible asset pushed down to the Company was determined using the multi-period excess earnings method. The multi-period excess earnings method starts with a forecast of all of the expected future net cash flows associated with the asset. The forecasts are then adjusted to present value by applying an appropriate discount rate that reflects the risks associated with the cash flow streams.

Leases

The Company has operating leases for corporate offices and branch locations and determines if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition; we recognize lease expense for these leases on a straight-line basis over the lease term. The Company has also elected to not record leases acquired in a business combination on the statement of financial condition if the remaining term as of the acquisition is 12 months or less. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The lease liability may include payments that depend on a rate or index (such as the Consumer Price Index), measured using the rate or index at the commencement date. Payments that vary because of changes in facts or circumstances occurring after the commencement date are considered variable. These payments are not recognized as part of the lease liability and are expensed in the period incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We have lease agreements with lease and non-lease components. For the majority of our leases (real estate leases), the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. We have not elected the practical expedient for equipment leases and account for lease and non-lease components separately for those classes of leases.

As the rates implicit in our leases are not readily determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include periods covered by options to extend when it is reasonably certain that we will exercise those options. The lease terms may also include periods covered by options to terminate when it is reasonably certain that we will not exercise that option.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition on a standalone basis, while taking into

consideration the fact that the activity of this entity is included with CSC's other subsidiaries in the CSC consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Uncertain tax positions are evaluated to determine whether they are more likely than not to be sustained upon examination. When tax positions are more likely than not to be sustained upon examination the difference between positions taken on tax return filings and estimated potential tax settlement outcomes are recognized in accrued expenses and other liabilities. If a position is not more likely than not to be sustained, then none of the tax benefit is recognized in the Company's financial statement.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The Company's assets and liabilities measured at fair value on a recurring basis include: certain cash equivalents and other securities owned, which are included in other assets. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. Quoted prices for investments in exchange-traded securities represent end-of-day close prices published by exchanges. Quoted prices for money market funds and other mutual funds represent reported net asset values. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices in active markets do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets, and we generally obtain prices from three independent third-party pricing sources for such assets recorded at fair value.

Our primary independent pricing service provides prices for our fixed income investments such as certificates of deposits; U.S. government securities; state and municipal securities; and corporate debt securities. Such prices are based on observable trades, broker/dealer quotes and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. We compare the prices obtained from the primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. The Company does not adjust the prices received from the independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in material differences in the amount recorded.

(Tabular Amounts in Millions)

New Accounting Standards

No new accounting standards that are material to the Company were adopted during the period ended December 31, 2021. There are currently no new accounting standards not yet adopted that are material to the Company.

3. Business Combination

Effective October 6, 2020, CSC completed its acquisition of TDA Holding and its wholly-owned subsidiaries, including TD Ameritrade, Inc. The Merger was accounted for as a business combination under GAAP by CSC and pushdown accounting was applied by the Company as of October 6, 2020. As a result of the application of pushdown accounting, CSC's basis of accounting has been applied to the Company's assets and liabilities.

The determination of estimated fair values required management to make significant estimates and assumptions. The Company finalized the valuation of assets and liabilities during 2021. Goodwill associated with the Merger was primarily attributable to the scale, skill sets, operations, and synergies from combining the operations of TDA Holding and its consolidated subsidiaries with the operations of CSC and its wholly-owned subsidiaries. Goodwill of $9.4 billion was assigned to the Company and is not deductible for income tax purposes. Deferred income taxes of $1.7 billion was pushed down to the Company as a liability in the statement of financial condition.

CSC allocated $8.7 billion of the purchase price to a client relationships intangible asset, which was pushed down to the Company. The customer relationship intangible asset has a weighted-average useful life of 20 years. The estimated fair value of the acquired customer relationship intangible asset was determined using the multi-period excess earnings method. This method uses a forecast of all the expected future net cash flows associated with the asset, and the forecast is adjusted to present value by applying an appropriate discount rate that reflects the risks associated with the cash flow streams.

4. Goodwill and Acquired Intangible Assets

The goodwill balance increased to $9.4 billion due to the Merger. See Note 3.

As of our annual testing date, we performed an assessment of goodwill for impairment. Based on the Company's analysis, we concluded that goodwill was not impaired.

The following table summarizes the Company's acquired intangibles assets as of December 31, 2021:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired intangible assets – client relationships	$ 8,700	$ (551)	$ 8,149

5. Other Assets

The components of other assets at December 31, 2021 are as follows:

Receivable from TDAC	$ 217
Operating lease ROU assets	107
Customer contract receivables [(1)]	36
Income tax receivable	25
Receivables from other affiliates	5
Other	27
Total other assets	$ 417

[(1)] Represents receivables from contracts with customers within the scope of ASC 606. The Company does not have any other significant contract assets or contract liability balances as of December 31, 2021.

(Tabular Amounts in Millions)

6. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2021 are as follows:

Accrued compensation and employee benefits	$	137
Operating lease liabilities		120
Payables to affiliates		14
Other		90
Total accrued expenses and other liabilities	$	361

CSC's integration of the Company's operations is ongoing, and, based on current integration plans and scope of technology work, CSC expects to complete client conversion within 30 to 36 months from the October 6, 2020 Merger date. As of December 31, 2021, the Company had a liability for exit and other costs related to the integration of $11 million included in accrued expenses and other liabilities on the statement of financial condition.

7. Borrowings

The Company has an uncommitted line of credit with TDA Holding (the "TDA Holding Credit Agreement"), under which TDA Holding may lend up to $300 million to the Company. Borrowings under this facility do not qualify as regulatory capital for the Company. This agreement will terminate on March 1, 2022.

There were no borrowings outstanding under the TDA Holding Credit Agreement as of December 31, 2021. When drawn, the amount is included in accrued expenses and other liabilities on the statement of financial condition.

8. Leases

The following table details the amounts and locations of lease assets and liabilities on the statement of financial condition:

Lease assets:	Statement of Financial Condition Classification		December 31, 2021
Operating lease ROU assets	Other assets	$	107
Lease liabilities:			
Operating lease liabilities	Accrued expenses and other liabilities	$	120

The following tables present supplemental lease information as of December 31, 2021:

Lease Term and Discount Rate	
Weighted-average remaining lease term (years)	5.69
Weighted-average discount rate	0.93%

Maturity of Lease Liabilities		Operating Leases
2022	$	28
2023		24
2024		20
2025		16
2026		11
Thereafter		25
Total lease payments		124
Less: Interest		4
Present value of lease liabilities	$	120

(Tabular Amounts in Millions)

9. Commitments and Contingencies

Guarantees and indemnifications: In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared on a fully-disclosed basis through TDAC. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations. Pursuant to the clearing agreement between the Company and TDAC, TDAC charges the Company for unsecured losses that result from a client's failure to complete such transactions. As of December 31, 2021, the total amount of client margin loan balances maintained by TDAC and subject to such indemnification was approximately $45.7 billion. TDAC seeks to mitigate the risks associated with client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company does not expect losses under the indemnification to be material to the Company's statement of financial condition, however in the case of unforeseen events, the Company's actual results could materially differ from those anticipated.

IDA agreement: The Company's successor IDA agreement with the TD Depository Institutions became effective on October 6, 2020, and includes responsibilities of the Company and certain contingent obligations. Pursuant to the successor IDA agreement, uninvested cash within eligible brokerage client accounts is swept from TDAC to deposit accounts at the TD Depository Institutions. The Company and certain affiliates provide recordkeeping and support services to the TD Depository Institutions with respect to the deposit accounts for which the Company and certain affiliates charge an aggregate monthly fee. Though unlikely, in the event the sweep arrangement fee computation were to result in a negative amount in any given month, the Company and its affiliates would be required to pay the TD Depository Institutions.

The successor IDA agreement also provides that, as of July 1, 2021, CSC has the option to reduce IDA balances swept to the TD Depository Institutions by up to $10 billion every 12 months, subject to certain limitations and adjustments. The ability to migrate these balances to CSC's consolidated balance sheet is dependent upon multiple factors including having sufficient capital levels to sustain these incremental deposits and certain binding limitations specified in the IDA agreement, including the requirement that only IDA balances designated as floating-rate obligations are moved. In addition, a minimum $50 billion IDA balance must be maintained through June 2031, and at least 80% of the IDA balances must be designated as fixed-rate obligations through June 2026. The total ending IDA balance was $147.2 billion as of December 31, 2021. Subsequent to December 31, 2021, approximately $10 billion of IDA balances were moved on-balance sheet to a subsidiary of CSC.

Legal contingencies: TD Ameritrade, Inc. is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; and potential opportunities for settlement and the status of any settlement discussions. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below is a matter in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest. Unless otherwise noted, the Company is unable to provide a reasonable estimate of any potential liability given the stage of proceedings in the matter. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

<u>Ford Order Routing Litigation</u>: On September 15, 2014, TDA Holding, TD Ameritrade, Inc. and its former CEO, Frederick J. Tomczyk, were sued in the U.S. District Court for the District of Nebraska on behalf of a putative class of TD Ameritrade, Inc.

(Tabular Amounts in Millions)

clients alleging that defendants failed to seek best execution and made misrepresentations and omissions regarding its order routing practices. Plaintiffs seek unspecified damages and injunctive and other relief. Defendants consider the allegations to be entirely without merit and have been vigorously contesting the lawsuit. On September 14, 2018, the District Court granted plaintiff's motion for class certification, and defendants petitioned for an immediate appeal of the District Court's class certification decision. On April 23, 2021, the U.S. Court of Appeals, 8th Circuit, issued a decision reversing the District Court's certification of a class and remanding the case back to the District Court for further proceedings. Plaintiffs have renewed their motion for class certification with the District Court, and a motion by defendants to compel the case to arbitration was denied by the District Court as premature.

10. Fair Value of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2021.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2021. Liabilities recorded at fair value were not material, and therefore are not included in the following table:

	Level 1	Level 2	Level 3	Balance at Fair Value
Cash equivalents:				
Money market funds	$ 766	$ —	$ —	$ 766
Total cash equivalents	766	—	—	766
Other assets:				
State and municipal debt obligations	—	4	—	4
Total other assets	—	4	—	4
Total assets	$ 766	$ 4	$ —	$ 770

Fair Value of Other Financial Instruments

The following table presents the fair value hierarchy for other financial instruments at December 31, 2021:

	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets					
Other assets	$ 65	$ —	$ 65	$ —	$ 65

11. Related-Party Transactions

The Company engages in various related-party transactions with CSC and other affiliates under common control. The accompanying statement of financial condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

Clearing Agreement

Pursuant to the provisions of the clearing agreement with TDAC, the Company clears its clients' securities transactions through TDAC on a fully-disclosed basis.

(Tabular Amounts in Millions)

Allocated Costs from Affiliates Based on Services and Expense Administrative Agreements

The Company is allocated costs from entities related by common ownership pursuant to various service and expense administrative agreements.

Receivables from and Payables to Affiliates

The following table summarizes receivables from and payables to affiliates associated with the activities described above. The following balances are included in other assets and accrued expenses and other liabilities, respectively, on the statement of financial condition as of December 31, 2021:

Other assets:		
Receivable from TDAC [1]	$	217
Receivable from other affiliates		5
Total	$	222
Accrued expenses and other liabilities:		
Payable to affiliates	$	14
Total	$	14

[1] Includes a $40 million clearing deposit placed with TDAC for clearing transactions on the Company's behalf.

These receivables from and payables to affiliates are generally settled in cash on a monthly basis.

Transactions with The Toronto-Dominion Bank and its Affiliates

Prior to the Merger, The Toronto-Dominion Bank was an affiliate of TDA Holding, owning approximately 43% of TDA Holding's common stock as of October 1, 2020. Effective as of the date of the Merger, the IDA agreement was amended and restated in its entirety and The Toronto-Dominion Bank and its affiliates are no longer considered related parties with the Company in accordance with GAAP. See Note 3 for further information on the Merger.

12. Employee Incentive and Retirement Plans

Prior to the Merger, the Company participated in the TDA Holding 401(k) and profit-sharing plan under which annual profit-sharing contributions were determined at the discretion of TDA Holding. In connection with the Merger, TDA Holding's 401(k) and profit-sharing plan was terminated effective October 6, 2020. Subsequent to the Merger, employees of the Company can participate in CSC's qualified retirement plan, the SchwabPlan Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions at its discretion.

Prior to the Merger, certain employees of the Company participated in TDA Holding's stock incentive plan. Upon completion of the Merger, and pursuant to the terms of the Merger Agreement, undistributed stock-based awards under the TDA Holding stock incentive plan were replaced with stock-based awards of CSC with the same terms and conditions that applied to each award immediately prior to the Merger after giving effect to an exchange ratio. After the Merger, there were no future awards issued under the TDA Holding stock incentive plan, and the employees and directors of the Company became participants in stock incentive plans sponsored by CSC that provide for granting options and restricted stock units to participants. In addition, CSC offers an employee stock purchase plan to eligible employees.

CSC's Financial Consultant (FC) career achievement plan is a noncontributory, unfunded, nonqualified plan for eligible financial consultants. The Company's financial consultants became eligible to participate in the FC career achievement plan on January 1, 2022.

(Tabular Amounts in Millions)

13. Taxes on Income

The temporary differences that created deferred tax assets and liabilities as of December 31, 2021 are detailed below:

Deferred tax assets:		
Operating lease liabilities	$	29
Employee compensation, severance, and benefits		19
Reserves and allowances		7
State and local taxes		4
Other		3
Total deferred tax assets		62
Deferred tax liabilities:		
Amortization of acquired intangible assets		(1,808)
Other		(29)
Total deferred tax liabilities		(1,837)
Deferred income taxes — net	$	(1,775)

Unrecognized tax benefits totaled $19 million as of December 31, 2021, $15 million of which, if recognized, would affect the annual effective tax rate.

At December 31, 2021, we had accrued $1 million for the payment of interest.

The Company was included in the TDA Holding consolidated federal return prior to the Merger, and in the CSC consolidated federal return after the Merger. TDA Holding's consolidated federal income tax returns for 2017 through 2020 and, as applicable to the Company, CSC's consolidated federal income tax return for 2020 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

14. Regulatory Requirements

As a securities broker-dealer, the Company is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirements may fluctuate on a daily basis.

The Company computes net capital under the alternative method permitted by the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of $250,000 or 2% of aggregate debit balances arising from client transactions. Under the alternative method, we may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2021, the Company's net capital was $711 million, which was in excess of 120% of its minimum dollar requirement.

15. Subsequent Events

On January 28 2022, the Company paid, in cash, a $397 million dividend and a return of capital of $123 million to TDAOH.